UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No.2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Imago BioSciences, Inc.

(Name of Subject Company)

Imago BioSciences, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45250K107

(CUSIP Number of Class of Securities)

Hugh Y. Rienhoff, Jr., M.D.

Chief Executive Officer

Imago BioSciences, Inc.

303 Twin Dolphin Drive, 6th Floor

Redwood City, California 94065

(415) 529-5055

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Benjamin A. Potter

Julia A. Thompson

Shagufa R. Hossain

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Imago BioSciences, Inc. (“Imago”) with the Securities and Exchange Commission on December 12, 2022, relating to the tender offer by M-Inspire Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”, each a “Share”), of Imago for a purchase price of $36.00 per Share, to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2022 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is amended and supplemented as follows:

The following are inserted as the first and second sentences under subheading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Imago Executive Officers and Directors—Future Arrangements”:

During the negotiation of the Merger Agreement, no member of senior management of Imago discussed with Parent specific terms regarding such person’s post-Merger employment. During such time, however, Imago and Parent discussed a retention plan applicable to all Imago employees (but Imago and Parent did not discuss specific terms applicable to any individual employee). For more information on the Imago-wide retention plan see subheading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Imago Executive Officers and Directors—Retention and Transaction Bonus Programs”.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is amended and supplemented as follows:

The following are inserted as the seventh, eighth, ninth and 10th sentences of the 31st paragraph under subheading “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger”:

During that discussion, it was disclosed to the Imago Board that Centerview had previously been engaged by entities affiliated with Parent to perform financial advisory services unrelated to the transaction with Imago, and that Centerview received between $15 million and $25 million in aggregate fees from entities affiliated with Parent in connection with such advisory services. The Imago Board considered these prior relationships, and further considered Centerview’s reputation and experience as a financial advisor in mergers and acquisitions and other strategic transactions. The Imago Board further considered Centerview’s familiarity with, and experience as a financial advisor to, companies in the biopharmaceutical industry, including Centerview’s role as financial advisor to Acceleron Pharma Inc. and Pandion Therapeutics, Inc., in connection with their sales to affiliates of Parent, both of which closed in 2021. The Imago Board determined that the disclosed relationships would not affect Centerview’s ability to provide independent advice to the Board.

The sixth paragraph under “Item 4. The Solicitation or Recommendation—Certain Financial Projections—Cautionary Note About the Management Projections” is amended and supplemented as follows:

These financial projections were prepared in November 2022 by Imago management based on assumptions about Imago’s continued operation as a stand-alone, publicly-traded company, with respect to the development and commercialization of Imago’s products and assumptions regarding Imago’s potential future collaborations with third parties. Imago management used various projected metrics in determining the financial projections, including total revenue, total cost of goods sold, gross profit, total research and development expense, total sales and marketing expense, total general and administrative expense, total operating expense, earnings before interest and taxes and net income. The projections reflected a risk-adjusted outlook based on certain internal judgments and assumptions prepared by Imago management about the probability of success for Imago’s products including the indications pursued, launch timing, epidemiology, pricing, sales ramp, market share, market exclusivity, research and development expenses, sales and marketing expenses, general and administrative expenses, effective tax rate and utilization of net operating losses, ability to enter future partnering or licensing agreements, ability to raise future capital, including the impact of the cost associated with future capital raises, and other relevant factors related to Imago’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Management Projections. The Management Projections were relied upon by Centerview as the basis for the rendering of its fairness opinion described in “Opinion of Imago’s Financial Advisor” (and were the only financial projections with respect to Imago used by Centerview in rendering such opinion).

The following table is inserted immediately following the sixth paragraph under subheading: “Item 4. The Solicitation or Recommendation—Certain Financial Projections—Cautionary Note About the Management Projections”:

Management Projections (Non-Risk-Adjusted)

($ in millions)	2023(E)	2024(E)	2025(E)	2026(E)	2027(E)	2028(E)	2029(E)	2030(E)	2031(E)	2032(E)	2033(E)	2034(E)	2035(E)	2036(E)	2037(E)	2038(E)	2039(E)	2040(E)
Net Revenue	—	$200	—	—	$98	$291	$603	$674	$1,076	$1,409	$1,699	$2,102	$2,333	$2,551	$2,686	$2,802	$2,922	$553
Gross Profit	—	200	—	—	96	288	594	663	1,059	1,386	1,671	2,068	2,293	2,506	2,639	2,752	2,869	522
Total R&D Expenses	(70)	(59)	(62)	(61)	(59)	(45)	(65)	(61)	(63)	(65)	(67)	(69)	(71)	(73)	(75)	(77)	(80)	(15)
Total S&M Expenses	(2)	(2)	(19)	(38)	(85)	(122)	(159)	(179)	(199)	(221)	(195)	(201)	(207)	(213)	(220)	(226)	(233)	(47)
Total G&A Expenses	(18)	(19)	(24)	(31)	(56)	(63)	(69)	(76)	(83)	(91)	(83)	(86)	(88)	(91)	(94)	(96)	(99)	(20)
EBIT(1)	($90)	$120	($104)	($130)	($105)	$59	$302	$347	$714	$1,009	$1,326	$1,713	$1,927	$2,129	$2,250	$2,351	$2,457	$440

The second paragraph under subheading “Item 4. The Solicitation or Recommendation—Opinion of Imago’s Financial Advisor—Discounted Cash Flow Analysis” is amended and supplemented as follows:

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of December 31, 2022 using discount rates ranging from 13.5% to 15.5% (reflecting Centerview’s analysis of Imago’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for comparable group companies) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Imago over the period beginning on January 1, 2023 and ending on December 31, 2040, utilized by Centerview based on the Management Projections, (ii) an implied terminal value of Imago, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2040 at a rate of free cash flow decline of 80% year over year, as directed by Imago’s management and (iii) tax savings from usage of Imago’s estimated federal net operating losses of $133 million as of December 31, 2022 and future losses as provided by Imago’s management and (b) adding to the foregoing results Imago’s estimated net cash of $161 million and no debt as of December 31, 2022 and the present value of the estimated cost of a $150 million equity raise in 2023 and $100 million equity raise in 2027, as set forth in the Management Projections. Centerview divided the result of the foregoing calculations by the number of fully diluted outstanding Shares (determined based on approximately 33.8 million basic shares outstanding and dilutive impact under the treasury stock method of approximately 5.2 million outstanding in-the-money options with a weighted average exercise price of $11.41) as of November 18, 2022, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $27.05 to $33.00, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price and the Merger Consideration of $36.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2023

Imago BioSciences, Inc.

By:	/s/ Hugh Y. Rienhoff, Jr., M.D.
Name: Hugh Y. Rienhoff, Jr., M.D.
Title: Chief Executive Officer